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                                 Filed by The Pennsylvania Capital Bank
                                 Pursuant to Rule 425 under the
                                 Securities Act of 1933
                                 Subject Company: The Pennsylvania Capital Bank File No.: 132-02018

THE FOLLOWING LETTER WAS SENT TO PENNSYLVANIA CAPITAL BANK SHAREHOLDERS ON JUNE 4, 2001:

June 4, 2001

To Pennsylvania Capital Bank Shareholders:

As you may already be aware, there will be a special meeting of shareholders of The Pennsylvania Capital Bank held on Friday, June 15, 2001 at 1:30 p.m. at the Radisson Hotel Greentree (101 Marriott Drive, Pittsburgh, PA 15205) to consider and vote upon certain proposals relating to the proposed merger of the Bank with Three Rivers Bank and Trust Company, a subsidiary of Three Rivers Bancorp, Inc. By now, you should have received in the mail a Joint Proxy Statement/Prospectus, which includes a proxy card and describes in detail the proposed merger and the various proposals that will be considered and voted upon at the special meeting. We urge you to read the Joint Proxy Statement/Prospectus, which was also filed by Three Rivers with the SEC in a Form S-4 registration statement, because it contains important information about Three Rivers, the Bank, the merger and other related matters. The registration statement, which includes the Joint Proxy Statement/Prospectus, may be obtained for free at the SEC's website at www.sec.gov. Copies of the Joint Proxy Statement/Prospectus may also be obtained free of charge from the Bank by directing requests to Eric P. Smeltzer at 412-227-4862.

Accordingly, if you have not already filled out and mailed in your proxy card, please do so as soon as possible so that your vote will count at the special meeting. We have enclosed another proxy card for your convenience. Even if you intend to attend and vote at the special meeting, please fill out and send in your proxy card. You may change your vote if you wish at the special meeting. As noted in the Joint Proxy Statement/Prospectus, your board of directors has unanimously approved the merger and recommends that you vote in favor of the transaction.

If you have any questions about the merger or any of the proposals, please contact either Charles A. Warden at 412-391-7077 or Gerald B. Hindy at 412-374-1190. We are truly excited about becoming shareholders of TRBC, and look forward to the future of the combined institutions with great enthusiasm. On behalf of all the employees and directors of The Pennsylvania Capital Bank, thank you for your past encouragement and support.


/s/ ANDREW W. HASLEY
-----------------------------
Andrew W. Hasley
President and COO
The Pennsylvania Capital Bank